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                   [Letterhead of Davis Wright Tremaine LLP]

                                                                     EXHIBIT 8.2

June 8,1998

Fluke Corporation
Mr. Douglas McKnight,
   Vice President and General Counsel
6920 Seaway Boulevard
P.O. Box C-9090
Everett, WA 98206

Re: Reverse Triangular Merger of Falcon Acquisition Corp., a Wholly Owned
    Subsidiary of Danaher Corporation, with and into Fluke Corporation

Dear Mr. McKnight:

Fluke Corporation has asked for our opinion regarding the federal income tax consequences of the proposed merger (the "Merger") of Falcon Acquisition Corp. ("Sub"), a wholly owned subsidiary of Danaher Corporation ("Danaher"), into Fluke Corporation ("Fluke"), pursuant to the terms of the Agreement and Plan of Merger dated as of April 24, 1998, among Sub, Danaher, and Fluke (the "Merger Agreement").

A. Documents Reviewed; Factual Assumptions.

In rendering the opinions set forth in this letter, we have relied solely upon the following documents and the factual representations therein, without further inquiry:

    1. The Merger Agreement;

    2. The joint proxy statement/prospectus of Danaher and Fluke dated June 8, 1998 (the "Proxy Statement");

    3. Danaher Corporation Officer's Certificate dated June 8, l998 (the "Danaher Certificate"); and
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Fluke Corporation
June 8, 1998
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    4. Fluke Corporation Officer's Certificate dated June 8, 1998 (the "Fluke
Certificate").

B. Conclusions.

Based on our evaluation of the factual representations set forth in the Danaher Certificate, the Fluke Certificate and the Proxy Statement, we conclude that the Merger, if effected in accordance with the terms of the Merger Agreement, will qualify as a tax-free reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, the federal income tax consequences of the Merger will be as follows:

         1. No gain or loss will be recognized by Fluke in connection with the Merger. I.R.C. (S) 361(a).

         2. No gain or loss will be recognized by the Fluke shareholders as a result of the exchange of their shares of Fluke common stock for shares of Danaher voting common stock pursuant to the Merger. I.R.C. (S) 354(a)(1).

         3. The tax basis of the shares of Danaher voting common stock received by each Fluke shareholder will equal the tax basis of the shares of Fluke common stock exchanged therefor by such shareholder in the Merger. I.R.C. (S) 358.

         4. The holding period for the shares of Danaher voting common stock received by each Fluke shareholder will include the holding period for the shares of Fluke common stock exchanged by such shareholder in the Merger. I.R.C.
(S) 1223(l).

         5. Cash payments in lieu of a fractional share will be treated as if a fractional share of Danaher voting common stock had been issued in the Merger and then redeemed by Danaher. A Fluke shareholder receiving such cash will recognize gain or loss upon such payment equal to the difference (if any) between such shareholder's basis in the fractional share and the amount of cash received. I.R.C. (S) 1001(a). The gain or loss recognized by the Fluke shareholder will be a capital gain or capital loss, provided that the Fluke common stock is a capital asset in the hands of the shareholder. I.R.C. (S) 1222.

We express no opinion on the federal income tax consequences that may be relevant to particular Fluke shareholders, in light of their particular circumstances, such as shareholders who are dealers in securities, foreign persons, insurance companies, tax-exempt entities, retirement plans, or shareholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory circumstances.

The opinions in this letter are based on the provisions of the Code, Treasury Regulations promulgated under the Code, published revenue rulings and revenue procedures of the Internal
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Fluke Corporation
June 8, 1998
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Revenue Service ("I.R.S."), private letter rulings, existing court decisions, and other authorities available, as of the date of this letter, and the application of those authorities to the factual representations set forth in the Danaher Certificate, the Fluke Certificate and the Proxy Statement, and the terms of the Merger Agreement. Future legislative or administrative changes or court decisions, which may or may not be retroactive in application, or any change in facts from the factual representations upon which our opinion is based, may significantly modify the opinions as set forth in this letter. It should be noted that no ruling has been sought from the I.R.S. with respect to the federal income tax consequences of the Merger, and this opinion letter is not binding on the I.R.S. or any court.

This opinion letter is delivered as of its date and without any undertaking to advise you of any changes of law or fact that occur after the date of this opinion letter, even though the changes may affect a legal analysis or conclusion in this opinion letter.

This opinion letter may be relied upon by you, only in connection with the transaction described in this letter and may not be used or relied upon by you for any other purpose or by any other person for any purpose whatsoever without, in each instance, our prior written consent.

We hereby consent to the filing of this opinion letter with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to us in the Joint Proxy Statement/Prospectus. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Davis Wright Tremaine LLP